FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1920 – 1188 West Hastings Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

November 2, 2009

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is November 2, 2009.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that they continue to expand the Livengood Gold Project, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports assay results for 31 new drill holes at its Livengood project, Alaska.  The new results continue to expand the deposit on multiple fronts and confirm thick zones of mineralization including: The Sunshine Zone (MK-RC-0267: 117 metres @ 1.2 g/t gold), The Northeast Zone (MK-RC-0261: 114 metres @ 0.9 g/t gold) and The Money Knob Zone (MK-RC-0262: 104 metres @ 1.0 g/t gold).

Results have now been released for 168 of the 207 holes completed in 2009 (65,000 metres), with assays for 39 drill holes pending.  The first phase of the 2010 drilling campaign is scheduled to commence at the beginning of February, 2010 with four drill rigs.  The 2010 program is currently planned to complete 50,000 metres of resource expansion and infill drilling.

The first Preliminary Economic Assessment (PEA) for the Livengood deposit, which will focus on the heap leach option, is currently underway using the present (October 2009) resource model.  The results from this initial study are anticipated later this quarter.  A new resource estimate is scheduled to be completed when all the remaining assay results have been released.  This 2009 year-end resource estimate is anticipated to be completed in the first quarter of 2010.  Ongoing metallurgical testing for the addition of a milling circuit should be completed by the end of 2009 for integration into an updated PEA evaluating the combined milling/heap leach option, which is scheduled to be finished late in the first quarter of 2010.

New Sunshine Zone Results

The six new Sunshine Zone holes reported in Table 1 demonstrate the continuity of mineralization in the south and eastern part of the Zone (Figure 1).  Hole MK-RC-267 (117 metres @ 1.2 g/t gold) demonstrates the depth continuity to the south and hole MK-RC-254 (41 metres @ 1.1 g/t gold) shows the mineralized zone remains open to the southeast.

These new results continue to highlight the significant expansion potential of this large new area of the deposit, which has excellent continuity to depths of at least 250 metres with oxidation extending to 170+ metres in depth.  These characteristics magnify the economic potential of the Sunshine Zone, given the apparent low strip ratio in a broad range of oxidation where gold recoveries are anticipated to be better.

New Northeast Zone Results

Assay results from several holes continue to delineate this prolific new zone of mineralization to the northeast of the Sunshine Zone (Table 2).  Mineralization in this zone is characterized by numerous intervals from 10-30 metres thick that coalesce in some areas, as demonstrated by hole MK-RC-0216 (114 metres @ 0.9 g/t gold).

Money Knob Area

In the central part of the deposit a significant new zone of mineralization is developing on the eastern side of Money Knob hill, where MK-RC-0262 returned 104 metres @ 1.0 g/t gold.  Several of the pending drill holes in this area display strong alteration, characteristic of the higher grade gold zones.

Other Results

Significant gold intercepts have been returned from other areas of the deposit (Table 4).  In the Northeast Zone holes MK-RC-245 and MK-RC-248 both returned significant mineralization along the faulted contact between the Cambrian mafic rocks and the Devonian sediments.  This structure has a steep dip and could be the focus of a new zone of mineralization some 600 metres beyond the currently defined deposit.

Figure 1 :  Locations of new assay results and current cumulative grade thickness map. Grade thickness contours are plotted relative to the location of mineralization in the subsurface in angled drill holes and so are offset from the collar locations shown.

Table 1 : Significant New Intercepts* from the Sunshine Zone

*Intercepts are calculated using 0.25g/t cutoff and maximum 3 metres internal waste.  Cumulative gram metres is sum of the grade thickness products for all intercepts including many which are not reported here.

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)
MK-RC-0246	hole lost and redrilled as 249

MK-RC-0247	73.15	79.25	6.10	0.86
	114.30	124.97	10.67	0.65
	173.74	184.40	10.66	0.68
	236.22	242.32	6.10	1.19
	248.41	257.56	9.15	0.74
	262.13	271.27	9.14	0.68

MK-RC-0249	97.54	103.63	6.09	0.97
	123.44	128.02	4.58	1.72
	138.68	152.40	13.72	1.02
	172.21	182.88	10.67	0.90
	214.88	219.46	4.58	1.00
	368.81	402.34	33.53	0.52

MK-RC-0251	188.98	198.12	9.14	0.85
	210.31	219.46	9.15	0.59

MK-RC-0253	39.62	42.67	3.05	1.49
	103.63	114.30	10.67	0.66
includes	105.16	109.73	4.57	1.06
	124.97	132.59	7.62	0.87
	265.18	278.89	13.71	0.56

MK-RC-0254	28.96	35.05	6.09	0.79
	106.68	117.35	10.67	1.15
	129.54	132.59	3.05	3.17
	204.22	214.88	10.66	0.81
	300.23	303.28	3.05	1.77
	327.66	368.81	41.15	1.12
includes	327.66	341.38	13.72	2.00
	373.38	385.57	12.19	1.09
	399.29	422.15	22.86	0.54

MK-RC-0258	32.00	36.58	4.58	1.39
	47.24	60.96	13.72	0.65
	131.06	147.83	16.77	0.62
	164.59	178.31	13.72	0.63
	201.17	208.79	7.62	0.68
	245.36	256.03	10.67	0.61
	260.60	269.75	9.15	0.63

MK-RC-0267	74.68	131.06	56.38	0.62
includes	97.54	100.58	3.04	2.27
includes	112.78	117.35	4.57	1.19
	172.21	188.98	16.77	0.59
	225.55	342.90	117.35	1.17
includes	233.17	240.79	7.62	1.31
includes	252.98	265.18	12.20	1.68
includes	271.27	275.84	4.57	2.94
includes	284.99	288.04	3.05	1.69
includes	294.13	323.09	28.96	1.59
includes	329.18	338.33	9.15	1.27

Table 2 : Significant New Intercepts* from the Northeast Zone

*Intercepts are calculated using 0.25g/t cutoff and maximum 3 metres internal waste.  A cumulative gram metre is the sum of the grade thickness products for all intercepts including many which are not reported here.

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)
MK-09-41	59.28	72.27	12.99	0.83
	100.53	107.90	7.37	0.65
	116.74	126.55	9.81	1.81
includes	119.02	126.55	7.53	2.31
	214.73	225.32	10.59	3.38

MK-RC-0243	0.00	18.29	18.29	0.97
includes	7.62	13.72	6.10	1.58
	36.58	48.77	12.19	0.68
	67.06	73.15	6.09	0.93
	79.25	91.44	12.19	0.52
	144.78	147.83	3.05	3.06
	163.07	193.55	30.48	0.58
	207.26	214.88	7.62	0.77
	262.13	280.42	18.29	0.59

MK-RC-0255	32.00	45.72	13.72	0.95

MK-RC-0260	73.15	80.77	7.62	0.89
	88.39	109.73	21.34	1.43
includes	97.54	103.63	6.09	3.93
	114.30	124.97	10.67	1.58
	310.90	320.04	9.14	0.73
	335.28	339.85	4.57	1.07

MK-RC-0261	163.07	169.16	6.09	2.89
	175.26	190.50	15.24	0.60
	202.69	271.27	68.58	0.61
includes	240.79	248.41	7.62	1.49
	275.84	390.14	114.30	0.86
includes	281.94	292.61	10.67	2.21
includes	307.85	312.42	4.57	1.69
includes	332.23	338.33	6.10	1.95
includes	353.57	358.14	4.57	1.25
includes	377.95	384.05	6.10	1.85

MK-RC-0263	28.96	39.62	10.66	0.83
	44.20	59.44	15.24	0.51
	205.74	237.74	32.00	0.53
	243.84	272.80	28.96	0.74
includes	251.46	254.51	3.05	4.33
	292.61	300.23	7.62	1.10

MK-RC-0265	106.68	112.78	6.10	0.74
	187.45	193.55	6.10	1.11
	243.84	257.56	13.72	0.74
	274.32	281.94	7.62	0.76

MK-RC-0266	51.82	57.91	6.09	0.78
	83.82	92.96	9.14	0.80
	144.78	156.97	12.19	0.63
	196.60	214.88	18.28	0.54
	219.46	245.36	25.90	1.02
	262.13	275.84	13.71	0.69
	283.46	312.42	28.96	0.68
includes	283.46	286.51	3.05	2.50
	316.99	355.09	38.10	0.75
includes	316.99	321.56	4.57	2.14
	359.66	365.76	6.10	1.07

MK-RC-0268	268.22	272.80	4.58	2.26

MK-RC-0271	219.46	246.89	27.43	0.97

Table 3 : New Assays from the Money Knob Zone

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)
MK-RC-0259	68.58	74.68	6.10	1.23
	111.25	126.49	15.24	0.50
	147.83	169.16	21.33	0.81
	172.21	179.83	7.62	0.95
	220.98	239.27	18.29	0.51

MK-RC-0262	131.06	234.70	103.64	0.99
includes	131.06	140.21	9.15	1.84
includes	146.30	150.88	4.58	1.97
includes	182.88	185.93	3.05	2.26
includes	210.31	219.46	9.15	1.70
includes	224.03	233.17	9.14	1.35
	252.98	268.22	15.24	0.51

MK-RC-0264	394.72	405.38	10.66	0.48

Table 4 : New Assays from Other Sectors of the Deposit

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Area
MK-09-40	212.14	227.08	14.94	0.50
	236.03	272.80	36.77	0.60
	322.39	330.27	7.88	1.63
includes	327.05	329.49	2.44	4.30
	354.79	376.49	21.70	1.12	Core Zone
includes	371.61	374.60	2.99	3.88
	389.59	420.01	30.42	0.68
includes	394.56	397.03	2.47	2.16
	435.25	442.53	7.28	0.84
	454.46	480.13	25.67	0.70
MK-RC-0230	41.15	57.91	16.76	0.61
includes	47.24	50.29	3.05	1.51	East Zone
	86.87	99.06	12.19	0.59
MK-RC-0245	376.43	381.00	4.57	1.11
	390.14	391.67	1.53	7.06

MK-RC-0248	367.28	371.86	4.58	1.40	Far East

MK-RC-0252	333.76	338.33	4.57	0.72
MK-RC-0232	217.93	220.98	3.05	0.78

MK-RC-0235	15.24	39.62	24.38	0.50

MK-RC-0238	27.43	39.62	12.19	0.96	Southwest
includes	35.05	39.62	4.57	1.67	(southern step-out)

MK-RC-0241	131.06	134.11	3.05	1.53
	242.32	269.75	27.43	0.53

Livengood Project Highlights

      Ongoing drilling at the project continues to expand the deposit at a rapid rate, with the current estimated resource only representing a snapshot in time of what the Company believes will be a rapidly expanding resource base.  The latest resource estimate (October 2009) of 296.8 Mt indicated at an average grade of 0.85 g/t gold (8.09 Moz) and 64.2 Mt inferred at an average grade of 0.84 g/t gold (4.4 Moz), both at a 0.5g/t gold cutoff, makes it one of the largest new gold discoveries in North America.
      The Core and Sunshine Zones together account for most of the higher grade mineralization (indicated resources of 157.9 Mt at an average grade of 1.07 g/t gold and inferred resources of 78.0 Mt at an average grade of 1.11 g/t gold, based on a cut off grade of 0.70 g/t gold) and will form the base for a starter pit design work.
      Ongoing metallurgical studies focusing on the mill potential indicate that the mineralization has an unusually high gravity concentration component with an average of 77% of the gold reporting to just 15% of the material.  This could offer a significant cost savings opportunity for both capital and operating costs.
      The geometry of the currently defined shallowly dipping, outcropping deposit has a low strip ratio amenable to low cost open pit mining which could support a high production rate and economies of scale.
      No major permitting hurdles have been identified to date.

The Issuer wishes to emphasize that the Livengood project has a very favourable logistical location, situated 110 road kilometres north of Fairbanks, Alaska along the paved, all weather Elliott Highway, the Trans Alaska Pipeline Corridor, and the proposed Alaska natural gas pipeline route.  The terminus of the Alaska State power grid lies approximately 55 kilometres to the south.

Project Background

The Issuer controls 100% of its 44 square kilometre Livengood land package, which is primarily made up of fee land leased from the Alaska Mental Health Trust and a number of smaller private mineral leases.  The Issuer and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003, with the project’s first indicated resource estimate being announced in early 2008.  The 2009 drilling program is part of a series of drill initiatives which mark the first grid drilling resource definition campaign for the project and is only the initial step in what the Issuer envisions as a major long-term exploration program to define one of the world’s larger new gold deposits.

Geological Overview

The Livengood Deposit is hosted in a thrust-interleaved sequence of Proterozoic to Palaeozoic sedimentary and volcanic rocks.  Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack.  Primary ore controls are a combination of favourable lithologies and crosscutting structural zones.  In areas distal to the main structural zones the selective development of disseminated mineralization in favourable host rocks is the main ore control.  Within the primary structural corridors all lithologies can be pervasively altered and mineralized.  Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit.  Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to dilatent movement on structures of the original fold-thrust architecture during post-thrusting relaxation, and 2) steep NNW trending linear zones which focus the higher-grade mineralization which cuts across all lithologic boundaries.  The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

The surface gold geochemical anomaly at Livengood covers an area 6 kilometres long by 2 kilometres wide, of which an area approximately 3 kilometres by 1.5 kilometres has been explored by drilling to date.  Surface exploration is ongoing as new targets are developed to the northeast of the known mineralization.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report and has approved the disclosure herein.  Mr. Pontius is not independent of the Issuer, as he is the President and CEO and holds common shares and incentive stock options.

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President, Exploration, and Chris Puchner, Chief Geologist (CPG 07048), of the Issuer, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the completion of the initial preliminary economic analysis of the Livengood project, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

November 5, 2009